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                              January 19, 2021

       Andrew Bowden
       Executive Vice President, General Counsel and Secretary
       Jackson Financial Inc.
       1 Corporate Way
       Lansing, MI 48951

                                                        Re: Jackson Financial
Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted December
23, 2020
                                                            CIK No. 0001822993

       Dear Mr. Bowden:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10

       Preliminary Information Statement of Jackson Financial Inc. Information Statement Summary
       Our Company   Advisor Compensation Arrangements, page 4

   1. Please revise your disclosure to state the percent change in the number of investment advisor representatives
licensed to sell your annuities through the latest most practicable date.
       Organizational Structure, page 15

   2. Please revise the "Public Investors" box on the top row of the chart illustrating your ownership and
organizational structure on page 16 to better reflect the nature of those
 Andrew Bowden
Jackson Financial Inc.
January 19, 2021
Page 2
      shareholders given your separation from Prudential plc is being affected by way of a spinoff distribution rather than by way of an initial public offering. Treatment of Prudential ADRs, page 88

3. Please confirm that the Share Sale Option is available to some of the Prudential ADR
      Holders, or advise.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                          Sincerely,
FirstName LastNameAndrew Bowden
                                                          Division of
Corporation Finance
Comapany NameJackson Financial Inc.
                                                          Office of Finance
January 19, 2021 Page 2
cc:       Peter J. Loughran, Esq.
FirstName LastName